----------------
                                MACDONALD TUSKEY
                                ----------------
                        CORPORATE AND SECURITIES LAWYERS

                                                       Telephone: (604) 689-1022
                                                       Facsimile: (604) 681-4760
                                                           Email: info@wlmlaw.ca
Suite 1210, 777 Hornby Street                        Email: wmacdonald@wlmlaw.ca
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Reply Attention of William Macdonald
Direct Tel. 604.648-1670
EMail Address  wmacdonald@wlmlaw.ca
Our File No. 0807-1 / W00004999


July 25, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Donna Levy, Attorney

Dear Sir/Mesdames:

     Re: Ameriwest Minerals Corp. (the "Company")
         Post Effective Amendment No. 2 to Form SB-2
         Filed June 17, 2008
         Your File No. 333-145225
         Supplemental Response filed June 17, 2008

     Thank you for your telephone call and our discussion on July 24, 2008. The Company's response to your outstanding comment underlined below is as follows:

GENERAL

1. We note your response to our prior comment 1. Because you delivered to your investors a copy of the prospectus prior to the delivery of the subscription agreement, it does not appear that you may rely on Regulation S to exempt the sale of your securities. It also appears that you sold all of the shares originally registered on the Form SB-2 prior to the time that the post-effective amendment was declared effective. As such, please provide us with your analysis of your compliance with Section 5 of the Securities Act of 1933 and the steps you intend to take to address our concerns. In your response tell us whether you have considered the need for risk factor disclosure in your future reports filed in accordance with the Securities Exchange Act of 1934 and any future registration statements filed under the Securities Act of 1933. Also tell us whether you have considered the need to recognize a contingent liability in your financial statements.

     Finally, you have indicated that you intend to file another registration statement to register the resale of the shares you sold. If this is still your intention, please tell us how you intend to address the issues raised in this comment and whether you will name the shareholders who will be selling their shares as underwriters.

     The Company advises that for those shareholders referred to in your comment, they will name such shareholders as underwriters in any subsequent registration statement seeking to register any shares held by them.

CLOSING COMMENTS

     We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment. Should you have any questions, please do not hesitate to contact the writer.

                                  Yours truly,

                                  W.L. Macdonald Law Corporation

                                  Per: /s/ William L. Macdonald
                                      -------------------------------------
                                      William L. Macdonald

cc: Ameriwest Minerals Corp.